Filed by The Trust Company of New Jersey Pursuant to Rule 425
under the Securities Act of 1933

Subject Company: The Trust Company of New Jersey
Commission File No. 132-02270
December 17, 2003

This filing relates to a proposed merger (the “Merger”) of The Trust Company of New Jersey, a New Jersey state-chartered bank (“Trust Company”) and North Fork Bank (“North Fork Bank”), a New York state-chartered bank and a wholly owned subsidiary of North Fork Bancorporation, Inc. (“North Fork”) pursuant to the terms of an Agreement and Plan of Merger dated as of December 16, 2003 by and among North Fork, North Fork Bank and Trust Company.

The following is an email sent by Alan J. Wilzig, Chairman & CEO of the Company to all employees of the Company:

            December 16, 2003

Dear Valued Employees,

Today is a very important day in the long and proud history of The Trust Company of New Jersey. As you may have already heard, this morning we announced the signing of a merger agreement under which Trustcompany will be merged into North Fork Bancorporation.

Your Board of Directors and I believe that this transaction will be extremely beneficial to our growing New Jersey market, our customers and shareholders. Our employees stand to benefit from becoming part of a much larger organization that will hold the prospect of enhanced growth and career opportunities. Trustcompany is a natural extension of the North Fork Bank franchise, headquartered in Long Island. North Fork has 32 branches in Manhattan, and a strong market presence in the other boroughs, as well as in Rockland and Westchester Counties. As you may recall, I recently sent you an enthusiastic e-mail regarding the signing of our first branch lease in Manhattan. Coincidentally, that announcement came at the same time that NFB announced the opening of its first branch in New Jersey, right across the street from us in Hoboken. We were stepping up to the challenge of slowly expanding into New York City, a vital move for the growth of any franchise in this market. Likewise, NFB faced the challenge of moving its franchise west to New Jersey, one branch at a time. The merger of our two institutions offers a shortcut to the growth we both desire, offering the greatest convenience and market presence we could hope for in an instance.

In addition to this “retail home-run” there are a lot of other exciting offerings open to us as well. NFB brings to our customers a wide array of new products and services, from money management and interesting new programs, such as NFB’s “Business Concierge,” to other unique, industry-leading products.

North Fork is known as one of the best-managed banks in the country. In fact, North Fork has been ranked number one among the nation’s top bank and thrift companies by U.S. Banker, a leading industry publication, in their annual survey. One of the main reasons that NFB is able to perform at this level is that it is a true meritocracy. NFB offers nearly 100 employee sales incentive programs and, by corporate policy, none of them are capped. Personal success in attracting and retaining customers will reward you on an entirely new level.

Attached to this letter is our joint press release, which I encourage you to read.

I am extremely proud of my tenure as your Chief Executive Officer. I have learned the value of hard work from my late father, Siggi B. Wilzig, who served Trustcompany as Chief Executive Officer for many years. I am deeply gratified to know that so many of you were inspired by him as well. Now, we are fortunate to have found in North Fork, and its chief executive officer, John Kanas, a perfect partner. As I have come to know John, I see in him many of the same qualities I admired in my father. John Kanas came from humble means, began his adulthood as a schoolteacher and an aspiring entrepreneur at the age of 21, and rose to the pinnacle of his chosen profession. Just as Trustcompany embodies the meaning of the words “reliable, competent, and sincere,” North Fork makes those words come alive for customers, employees, and shareholders as well.

I imagine that many of you will be asking, “What is going to change?” The answer to that is both simple and complex. The merger should be completed during the second quarter of next year. At that time, on a corporate level our name will change, while on a retail level we will more gradually introduce the North Fork brand throughout our market. That said, even following the completion of this endeavor, our customers can expect to receive the same level of superior customer service from “The Bank with Heart.” I will remain active and visible in the combined company, based in New Jersey as a senior executive of North Fork, as well as a member of the board of directors and its executive committee. I will oversee the New Jersey market with the same dedication, drive and passion that I have always tried to demonstrate and I will look to you each of to continue the same high level of dedication and service that you have always shown.

Many of you are fellow shareholders of Trustcompany. As such, you can expect your shares of Trustcompany stock, and your options, to be converted into shares and options in North Fork when the merger is completed.

As our unification approaches and evolves, I pledge to keep you informed every step of the way. Additionally, John Kanas will be communicating some of his thoughts and ideas with you soon. And, I encourage you to learn more about North Fork by visiting their website at www.northforkbank.com or your favorite financial website by entering the symbol NFB.

I am extremely proud of the people of our fine organization and the legacy we have built for over 100 years, one customer relationship at a time. Through your hard work, we have created the ideal New Jersey partner for North Fork. Our back office operations are perfectly suited to match those of North Fork – our planned facility in Lyndhurst will provide check and item processing for all of New Jersey and New York City.

We are bringing together two complementary and exceptional organizations. And I believe the whole will be greater than the sum of the two parts.

I thank you for your dedication, your energy, and your commitment.

The future is bright! This is a fantastic combination!

Sincerely,

Alan J. Wilzig
Chairman & CEO

MANAGERS,

PLEASE PRINT OUT THIS LETTER FOR YOUR COLLEAGUES WHO DO NOT HAVE E-MAIL.

This filing contains forward-looking statements regarding North Fork Bancorporation, Inc’s (“North Fork”) acquisition of The Trust Company of New Jersey (“Trust Company”). These forward-looking statements involve certain risks and uncertainties. Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, among others, the following possibilities: (1) estimated cost savings from the acquisition cannot be fully realized within the expected time frame; (2) revenues following the acquisition are lower than expected; (3) competitive pressure among depository institutions increases significantly; (4) costs or difficulties related to the integration of the businesses of North Fork and Trust Company are greater than expected; (5) changes in the interest rate environment reduce interest margins; (6) general economic conditions, either nationally or in the markets in which North Fork will be doing business, are less favorable than expected; (7) legislation or changes in regulatory requirements adversely affect the businesses in which North Fork would be engaged or (8) factors occur which result in a condition to the transaction not being met.

North Fork intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement and other relevant materials in connection with the Merger. The registration statement will contain a proxy statement/prospectus to be distributed to the stockholders of Trust Company in connection with their vote on the Merger. Investors and security holders are urged to read the registration statement (including the proxy statement/prospectus) and the other relevant materials when they become available because they will contain important information about North Fork, Trust Company and the Merger.

The registration statement (including the proxy statement/prospectus) and other relevant materials, and any other documents filed by North Fork with the SEC, when they become available, may be obtained free of charge at the SEC’s web site at www.sec.gov. The proxy statement/prospectus and other relevant materials, and any other documents filed by Trust Company with the Federal Deposit Insurance Corporation (the “FDIC”), when they become available, may be obtained at the FDIC, Registration and Disclosure Division, 550 17th Street N.W., Room F-643, Washington, D.C. 20429. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by North Fork by contacting the Corporate Secretary, North Fork Bancorporation, Inc., 275 Broadhollow Road, Melville, New York 11747, telephone: 631-844-1252 or by visiting North Fork’s website at www.northforkbank.com. Investors and security holders may obtain free copies of the documents filed with the FDIC by Trust Company by contacting The Trust Company of New Jersey, Investor Relations, 35 Journal Square, Jersey City, New Jersey 07306, telephone: 201-420-4946.

Trust Company and certain of its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Trust Company in favor of the Merger. Information about the interests of Trust Company’s executive officers and directors in Trust Company is set forth in the proxy statement for Trust Company’s 2003 Annual Meeting of Stockholders, which was filed with the FDIC on April 4, 2003. In addition to those interests, Alan J. Wilzig, the Chairman, President and Chief Executive Officer of Trust Company, will become a director of North Fork following the Merger and will enter into an employment agreement and change of control agreement with North Fork. If and to the extent that Mr. Wilzig will receive any additional benefits in connection with the Merger that are unknown as of the date of this filing, the details of such benefits will be described in the proxy statement/prospectus to be distributed to Trust Company shareholders. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Mr. Wilzig and Trust Company’s other executive officers and directors in the Merger by reading the proxy statement/prospectus when it becomes available.